OneConnect Financial Technology Co., Ltd.

August 10, 2020

VIA EDGAR

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	OneConnect Financial Technology Co., Ltd. (CIK No. 0001780531) Registration Statement on Form F-1, as amended (File No: 333-243710)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, OneConnect Financial Technology Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 5:00 p.m., Eastern Daylight Time on August 12, 2020, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

The Company understands that Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

OneConnect Financial Technology Co., Ltd.

By:	/s/ Wei Jye Jacky Lo
Name: Wei Jye Jacky Lo
Title: Chief Financial Officer